Exhibit 99.1

China Nepstar Chain Drugstore Reports Fourth Quarter

and Fiscal Year 2011 Financial Results

- Same Store Sales Increase 9.7% for the Fourth Quarter -

Shenzhen, China, March 28, 2012 – China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or the “Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2011.

Fourth Quarter Financial Highlights

For the quarter ended December 31, 2011:

•	Same store sales increased by 9.7% as compared to the same period in 2010

•	Revenue increased by 4.9% to RMB658.0 million (US$104.5 million), compared to RMB627.1 million in the fourth quarter of 2010

•	Net income increased by 4.5% to RMB17.7million (US$2.8 million), compared to RMB16.9 million in the fourth quarter of 2010

•	Net cash-flows from operating activities was RMB30.4 million compared to net cash outflow of RMB0.4 million in the fourth quarter of 2010

Full year 2011 financial highlights

For the year ended December 31, 2011:

•	Same store sales increased by 8.7% compared to 2010

•	Revenues increased by 5.7% to RMB2,491.3 (US$395.8 million) compared to RMB2,356.6 million in 2010

•	Net income was RMB35.9 million (US$5.7 million) compared to RMB16.5 million in 2010

•	Net cash-flows from operating activities was RMB108.2million (US$17.2 million) compared to RMB110.7 million in 2010

•	Basic and diluted earnings per ADS were RMB0.35 (US$0.06) compared to RMB0.16 in 2010

Mr. Fuxiang Zhang, Chief Executive Officer, commented, “In an increasingly unpredictable environment due to the ongoing healthcare reform, we have achieved increases in same store sales, revenue and net income in the fourth quarter and for the full year. We are also pleased that the business has continued to generate steady cash-flows from operating activities in 2011. Our efforts in constantly streamlining store operations and optimizing product offerings enabled us to balance the adverse effects of contracting gross margins resulting from government mandated pricing controls on pharmaceuticals and increasing labor and rental costs.”

Fourth Quarter Results

During the fourth quarter of 2011, the Company opened 23 new stores and closed 86 stores.

Revenue for the fourth quarter of 2011 increased 4.9% to RMB658.0 million (US$104.5 million), compared to revenue of RMB627.1 million for the same period in 2010. Same store sales (for 2,100 stores opened before December 31, 2009) for the fourth quarter of 2011 increased by 9.7% compared to the same period in 2010. This growth was mainly attributable to the effective marketing campaigns carried out during the fourth quarter, in particular campaigns leveraging on the Company’s loyalty programs.

Fourth quarter revenue contribution from prescription drugs was 20.1%, OTC drugs was 38.4%, nutritional supplements was 17.2%, herbal products was 4.3% and convenience and other products was 20.0%.

Fourth quarter gross profit was RMB314.6 million (US$50.0 million), compared to RMB311.1 million in the same period of 2010. Gross margin in the fourth quarter of 2011 was 47.8%, compared to 49.6% in the same period of 2010. The decrease in gross margin was mainly due to mandatory price cuts on pharmaceuticals by Chinese government and changes in revenue mix as the Company introduced more convenience products with lower gross profit margin.

The Company’s portfolio of private label products included 1,885 products as of December 31, 2011. Sales of private label products represented approximately 28.1% of revenue and 38.4% of gross profit for the fourth quarter of 2011.

Sales, marketing and other operating expenses as a percentage of revenue in the fourth quarter of 2011 decreased to 38.0%, compared to 40.0% in the same period of 2010. This decrease from the same period of last year was primarily due to the growth of revenue and closure of underperforming stores.

General and administrative expenses as a percentage of revenue in the fourth quarter of 2011 was 5.4%, compared to 5.3% of the same period of 2010. The Company continued to implement cost management across the entire organization.

Impairment loss of RMB13.2 million (US$2.1 million) was recognized in the fourth quarter of 2011, which represents the reduction to the carrying amount of the property and equipment of certain underperforming stores, some of which will be closed in 2012.

Primarily as a result of the factors discussed above, income from operations in the fourth quarter of 2011 was RMB15.6 million (US$2.5 million), compared to RMB23.6 million in the same period of 2010 and RMB3.0 million in the third quarter of 2011.

Interest income for the fourth quarter of 2011 was RMB6.6 million (US$1.0 million), compared to RMB4.9 million in the same period of 2010. The increase in interest income was mainly due to an increase in deposit interest rates by the Chinese government.

Equity income of an equity method investee was RMB1.6 million (US$0.25 million), compared to that of RMB0.2 million in the same quarter of 2010. The increase was mainly due to improved performance of Yunnan JianZhiJia Chain Drugstore in the fourth quarter of 2011. The Company has 40% of ownership in Yunnan JianZhiJia Chain Drugstore.

The Company’s effective tax rate was 25.6% for the fourth quarter, compared to 40.9% for the same period in 2010. The decrease in effective tax rate was mainly attributable to the improved profitability of subsidiary companies.

Net income in the fourth quarter of 2011 was RMB17.7 million (US$2.8 million), which represented RMB0.17 (US$0.03) basic and diluted earnings per American depositary share (“ADS”). This compares to net income of RMB16.9 million, which represented RMB0.16 basic and diluted earnings per ADS in the same period of 2010. The total number of outstanding ordinary shares of the Company as of December 31, 2011 was 202.8 million. The weighted average number of ordinary shares in the fourth quarter of 2011 was 203.5 million. Each ADS represents two ordinary shares of the Company.

As of December 31, 2011, the Company’s total cash, cash equivalents and other bank deposits were RMB979.9 million (US$155.7 million) and its shareholders’ equity was RMB1.35 billion (US$215.2 million).

In the fourth quarter of 2011, net cash-flows from operating activities was RMB30.4 million (US$4.8 million) compared to net cash outflow of RMB0.4 million in the fourth quarter of 2010.

Fiscal Year 2011 Financial Results

For the year of 2011, the Company opened 76 new stores and closed 228 stores. As of December 31, 2011, Nepstar had a total of 2,395 stores in operation.

Total revenue for 2011 increased to RMB2,491.3 million (US$395.8 million), an increase of 5.7% , compared to RMB2,356.6 million for 2010. Same store sales (for 2,100 stores opened before December 31, 2009) for 2011 increased by 8.7% compared to 2010. The increases in revenue as well as same store sales are attributable to the efforts in constant optimization of the merchandise mix through diversification into non-pharmaceutical categories in the first half of the year and effective execution of marketing programs in the fourth quarter of the year.

In 2011, revenue contribution from prescription drugs was 19.9%, OTC drugs was 36.6%, nutritional supplements was 18.1%, traditional Chinese herbal products was 4.0% and convenience and other products was 21.4%. Private label products accounted for 30.0% of total revenue and 41.3% of gross profit, respectively, compared to 29.4% of revenue contribution and 41.1% of gross profit contribution in 2010.

Gross profit was RMB1,188.6 million (US$188.9 million) for 2011, compared to RMB1,163.9 million for 2010. Gross margin was 47.7% in 2011, compared to 49.4% in 2010. The decrease in gross margin was mainly due to changes in product mix and negative impact from the mandatory price cuts on pharmaceuticals by the Chinese government.

Total operating expenses accounted for 46.2 % of total revenue in 2011, as compared to 48.5% in 2010. There was a penalty of RMB25.5 million imposed by State Administration of Foreign Exchange (“SAFE”) in 2010. Excluding the penalty, the 2010 operating expenses would have accounted for 47.4% of total revenue. The lower operating expenses ratio in 2011 was mainly due to the growth of the revenue and closure of underperforming stores. Income from operations was RMB38.6 million (US$6.1 million) for 2011, compared to RMB21.3 million for 2010.

Interest income for 2011 was RMB23.2 million (US$3.7 million), compared to RMB23.9 million in 2010. Dividend income from cost method investments was RMB3.6 million (US$0.6 million) for 2011, compared to RMB3.0 million in 2010. Equity income of an equity method investee was RMB1.6 million (US$0.25 million), compared to that of RMB5.8 million in 2010. The decrease in equity income of an equity method investee was mainly due to the weak performance of the Yunnan JianZhiJia Chain Drugstore in the first three quarters of 2011.

The Company’s effective tax rate was 46.3% in 2011, compared to 68.8% in 2010. The decrease in effective tax rate was mainly because the 2010 non-deductible SAFE penalty did not recur in 2011.

Net income was RMB35.9 million (US$5.7 million) for 2011, compared to RMB16.5 million for 2010. The Company reported RMB0.35 (US$0.06) basic earnings per ADS, and RMB0.35 (US$0.06) diluted earnings per ADS for 2011. This compares to RMB0.16 basic earnings per ADS, and RMB0.16 diluted earnings per ADS for 2010.

Net cash-flows from operating activities was RMB108.2 million (US$17.2 million) for 2011, compared to RMB110.7 million for 2010.

On January 18, 2011, the Company announced a special cash dividend of US$0.30 per ADS. Approximately US$31 million was subsequently paid to shareholders.

On August 23, 2011, the Company announced a share repurchase program to purchase up to US$20 million of outstanding shares of the Company in the form of ADSs over 12 months. The repurchases are made on the open market at prevailing market prices or in block trades and subject to restrictions relating to volume, price and timing under the applicable laws, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. This share repurchase program followed the previous one-year share repurchase program effective on August 13, 2010. Approximately 2.7million shares of ADS have been repurchased at an average price of US$2.52 per ADS during the year of 2011.

Business Outlook

“Our strategy in 2012 is focused on balancing the challenges and opportunities presented by the ongoing healthcare reform movement and uncertain macroeconomic climate. We are strengthening management over underperforming stores and shutting down stores with no prospects for turnaround. We are improving employee training and incentive programs to help drive sales. We also plan to enhance the image of existing stores and improve overall customer experience with display optimization. We will open new stores cautiously and only consider quality locations for our new stores. We are implementing stricter cost control measures to meet the challenge of rising costs.

“Assuming the continuation of pricing controls on key pharmaceuticals, we plan to further strengthen our healthcare related non-pharmaceutical product categories including nutritional supplements, Traditional Chinese Medicines herbs, and household medical devices. We will also carry on developing our product offerings to include competitively priced, high quality personal care products and daily consumables which we believe will further differentiate our stores from those of our competitors.

“We believe that policy emphasis on the separation of hospitals and pharmacies will drive drug manufacturers to increasingly utilize large chain drugstores like Nepstar to augment their distribution. Overall, we remain optimistic about the long-term prospects of the Company and the consumer healthcare market in China,” Mr. Zhang concluded.

Conference Call Information

The Company will host a conference call, to be simultaneously webcasted, on Wednesday, March 28, 2012 at 8:00 a.m. Eastern Time / 8:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-9210 (North America) or +1-201-689-8049 (International) approximately five minutes before the call start time. A live web cast of the conference call will be available on the Nepstar website at www.nepstar.cn.

A replay of the call will be available shortly after the conclusion of the conference call through April 4, 2012 at 11:59 p.m. Eastern Time or April 5, 2012 at 12:59 p.m. Beijing Time. An archived Web cast of the conference call will be available on the Nepstar website at http://www.nepstar.cn. Interested parties may access the replay by dialing +1-877-660-6853 (North America) or +1-201-612-7415 (International) and entering account number 286 and conference ID number 390572.

About China Nepstar Chain Drugstore Ltd.

China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of December 31, 2011, the Company had 2,395 stores across 74 cities, one headquarter distribution center and 16 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of US$1.00 = RMB6.2939 on December 31, 2011 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2011, or at any other date. The percentages stated are calculated based on RMB amounts.

Contacts

In China:

Lucia Qian

China Nepstar Chain Drugstore Ltd.

Vice President, IR

Phone: +86-755-2641-4065

Email: qianrt@nepstar.cn

In the United States:

Dixon Chen

Grayling Investor Relations

Tel: +1-646-284-9403

Email: dixon.chen@grayling.com

Ivette Almeida

Grayling

Media Relations

Tel: +1-646-284-9455

Email: ivette.almeida@grayling.com

Tables follow

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Statements of Operations

(amounts in thousands – except per-share data)

	Three-month period ended			Year ended
	December 31,			December 31,
	2010	2011	2011	2010	2011	2011
	RMB	RMB	USD	RMB	RMB	USD
Revenue	627,126	657,982	104,543	2,356,604	2,491,290	395,826
Cost of goods sold	(316,022)	(343,395)	(54,560)	(1,192,665)	(1,302,653)	(206,971)

Gross profit	311,104	314,587	49,983	1,163,939	1,188,637	188,855
Sales, marketing and other operating expenses	(250,715)	(250,273)	(39,764)	(985,510)	(1,015,165)	(161,294)
General and administrative expenses	(33,394)	(35,546)	(5,648)	(128,196)	(120,671)	(19,173)
Impairment losses of property and equipment	(3,423)	(13,152)	(2,090)	(3,423)	(14,164)	(2,250)
Other expense	—	—	—	(25,540)	—	—

Income from operations	23,572	15,616	2,481	21,270	38,637	6,138
Interest income	4,881	6,564	1,043	23,923	23,154	3,679
Interest expense	—	—	—	(1,200)	—	—
Dividend income from cost method investments	—	—	—	3,028	3,616	575
Equity in income of an equity method investee	173	1,553	247	5,808	1,552	247

Income before income tax expense	28,626	23,733	3,771	52,829	66,959	10,639
Income tax expense	(11,717)	(6,068)	(964)	(36,321)	(31,026)	(4,930)

Net income attributable to China Nepstar Chain Drugstore Ltd.	16,909	17,665	2,807	16,508	35,933	5,709

Basic earnings per ordinary share	0.08	0.09	0.01	0.08	0.17	0.03
Basic earnings per ADS	0.16	0.17	0.03	0.16	0.35	0.06
Diluted earnings per ordinary share	0.08	0.09	0.01	0.08	0.17	0.03
Diluted earnings per ADS	0.16	0.17	0.03	0.16	0.35	0.06

China Nepstar Chain Drugstore Ltd.

Unaudited Condensed Consolidated Balance Sheets

(amounts in thousands)

	As of	As of
	December 31,	December 31,
	2010	2011
	RMB	RMB	USD
ASSETS
Current assets
Cash, cash equivalents and other bank deposits	1,139,796	810,885	128,837
Restricted cash	5,000	—	—
Accounts receivable, net of allowance for doubtful accounts	83,722	102,937	16,355
Amounts due from related parties	12,358	4,649	739
Prepaid expenses, deposits and other current assets	127,750	122,831	19,516
Inventories	433,265	437,058	69,442
Deferred tax assets	3,551	2,009	319

Total current assets	1,805,442	1,480,369	235,208
Non-current assets
Long-term bank deposits	—	169,000	26,851
Property and equipment, net	192,019	141,817	22,532
Rental deposits	41,811	39,559	6,286
Cost method investments	12,638	12,638	2,008
Equity method investment	35,151	36,703	5,832
Land use right	8,227	—	—
Intangible assets, net	2,919	3,087	490
Goodwill	51,089	51,819	8,233
Deferred tax assets	1,813	3,151	501
Deposits for acquisition	2,000	1,000	159
Accrued interest income	—	3,054	485

Total non-current assets	347,667	461,828	73,377

Total Assets	2,153,109	1,942,197	308,585

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	313,773	352,386	55,988
Amounts due to related parties	24,461	18,169	2,887
Accrued expenses and other payables	131,330	118,121	18,768
Income tax payable	52,520	59,495	9,453
Deferred Income	26,102	10,662	1,694

Total current liabilities	548,186	558,833	88,790
Non-current liabilities
Deferred income	18,794	17,078	2,713
Deferred tax liabilities	16,922	12,032	1,912

Total non-current liabilities	35,716	29,110	4,625

Total liabilities	583,902	587,943	93,415
Shareholders’ equity
Share capital	164	161	26
Treasury stock	—	(1,736)	(276)
Additional paid-in capital	1,501,809	1,252,232	198,960
Accumulated other comprehensive loss	(41,563)	(41,133)	(6,535)
Retained earnings	108,797	144,730	22,995

Total shareholders’ equity	1,569,207	1,354,254	215,170

Total liabilities and shareholders’ equity	2,153,109	1,942,197	308,585